GEOMET, INC.

1221 McKinney Street, Suite 3840

Houston, Texas 77010

January 11, 2016

VIA EDGAR and Overnight Delivery

H. Roger Schwall

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-7010

RE:  GeoMet, Inc.

Post-Effective Amendment No. 1 to Form S-3

Filed March 30, 2012

(File No.  333-174037)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GeoMet, Inc., a Delaware corporation (the “Registrant”), hereby respectfully applies for and requests the withdrawal, effective immediately, of the Registrant’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1, filed March 30, 2012 (File No. 333-174037) (together with all exhibits, collectively, the “Post-Effective Amendment”).  The Post-Effective Amendment is an amendment to the Registrant’s Registration Statement on Form S-3 initially filed on May 6, 2011 (the “Registration Statement”) and declared effective on June 7, 2011.  The Company has determined at this time to withdraw the Post-Effective Amendment due to the fact that (i) the Company determined not to proceed with the registration, offering or sale of securities pursuant to the Post-Effective Amendment after the filing of the Post-Effective Amendment, (ii) the Company filed a Certificate of Dissolution dissolving the Company as of 5:00 p.m. Eastern Time on December 21, 2015, and (iii) the Company filed a Post-Effective Amendment No. 2 to the Registration Statement on December 21, 2015 to remove from registration the unsold securities covered thereby. Accordingly, the Registrant believes that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Post-Effective Amendment was not declared effective by the Securities and Exchange Commission and no securities of the Registrant were offered or sold pursuant to the Post-Effective Amendment.  If you have any questions regarding this application for withdrawal, please call Mr. Patrick Hurley of Akin Gump Strauss Hauer & Feld LLP, our outside counsel, at (713) 220-8132.

[Signature page follows.]

Sincerely,

GEOMET, INC.

By:	/s/ Tony Oviedo
Name: Tony Oviedo
Title: Senior Vice President, Chief Financial Officer and Chief Accounting Officer

[Signature Page to Withdrawal Request]